SEC File Number 000-29187-87

CUSIP Number 144577 10 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2005
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I – Registrant Information

Full Name of Registrant:	Carrizo Oil & Gas, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office	1000 Louisiana Street
(Street and Number):	Suite 1500

City, State and Zip Code:	Houston, Texas 77002

Part II – Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III – Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On March 6, 2006, Carrizo Oil & Gas, Inc. (the “Company”) concluded that it will restate its financial statements for the quarters ended March 31, June 30 and September 30, 2005 as a result of Carrizo’s investment in Pinnacle Gas Resources, Inc. (“Pinnacle”). Pinnacle has informed Carrizo that it will restate its financial statements for these periods to account for certain derivatives used by Pinnacle to hedge exposure to natural gas prices, which were previously accounted for using cash flow hedge accounting. These hedges will now be marked-to-market by Pinnacle using fair value hedge accounting. Because Carrizo’s interest in Pinnacle is accounted for using the equity method, Carrizo has determined that the effect of Pinnacle’s restatement of its financial statements will require Carrizo to, in turn, restate its own financial statements. The related net impact of these Pinnacle hedges to Carrizo’s 2005 earnings is estimated to be a non-cash, after-tax charge of $1.0 million for 2005, comprised of a $0.8 million first quarter charge, a $0.2 million second quarter benefit, a $1.5 million third quarter charge and a $1.1 million fourth quarter benefit, resulting in a restatement of Carrizo’s three previously reported quarters in 2005. Additional information is included in Carrizo’s Current Report on Form 8-K filed on March 9, 2006.
     Carrizo will require additional time to complete and file its Annual Report on Form 10-K for the year ended December 31, 2005 as a result of the restatement, certain recent vacancies in Carrizo’s financial reporting staff and the extensive workload associated with the requirements related to the Sarbanes-Oxley Act, including Section 404 thereof.
Part IV – Other Information
     (1) Name and telephone number of person to contact in regard to this notification

Paul F. Boling	(713)	328-1000
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company’s revenues for the year ended December 31, 2005 are estimated to exceed the $51.4 million for 2004 by 40 to 50 percent primarily due to a 16 percent increase in natural gas equivalent production volumes and a 28 percent increase in the average natural gas equivalent price. Operating expenses, including severance taxes, are estimated to exceed the $8.4 million for 2004 by 20 to 30 percent due primarily to the aforementioned increased revenues and the increased production volumes. Depreciation, depletion and amortization (“DD&A”) expenses are estimated to exceed the $15.5 million in 2004 by 37 to 42 percent due to an increase in production volumes and an increase in the DD&A rate attributable to proved property cost additions and to increased future development costs largely related to our Barnett Shale proved undeveloped reserve additions. General and administrative expenses are estimated to exceed the $7.2 million in 2004 by 22 to 27 percent due primarily to higher salary (due to salary raises and increased headcount) and incentive compensation costs and due to expenses related to an integrated software migration project. Operating income is estimated to exceed the $19.2 million in 2004 by 62 to 72 percent due largely to the aforementioned favorable increase in revenues, partially offset by the aforementioned higher costs. Equity in the loss of Pinnacle Gas Resources is estimated to exceed the $1.4 million loss for 2004 by 80 to 85 percent due primarily to an estimated $1.0 million mark-to-market loss on Pinnacle’s natural gas derivatives and an estimated $2.0 million for dividends on preferred stock. Interest expense, net of amounts capitalized, is estimated to exceed the net $0.7 million expense in 2004 by $4.5 to $4.7 million primarily due to the increased interest expense attributable to the new $150 million Term B loan facility the Company entered into in July 2005. Accordingly, net income available to common shares is estimated to exceed the $10.5 million in 2004 by 15 to 25 percent due the aforementioned changes in revenues and costs.

SIGNATURE
     Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARRIZO OIL & GAS, INC.
	By:	/s/Paul F. Boling
Paul F. Boling
Date: March 17, 2006		Vice President and Chief Financial Officer